Filed Pursuant to Rule 433

Registration Statement No. 333-161016

March 8, 2012

PRICING TERM SHEET FOR THE 4.20% DEBENTURES, SERIES 2012 A

Issuer:	Consolidated Edison Company of New York, Inc.

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A3 (Stable); A- (Stable); A- (Stable)

Issue of Securities:	4.20% Debentures, Series 2012 A due 2042

Principal Amount:	$400,000,000

Interest Rate:	4.20% per annum

Interest Payment Dates:	March 15 and September 15, commencing on September 15, 2012

Maturity:	March 15, 2042

Treasury Benchmark:	3.125% due November 15, 2041

US Treasury Yield:	3.171%

Spread to Treasury:	+105 basis points

Re-offer Yield:	4.221%

Public Offering Price:	99.644%

Optional Redemption:	Make Whole at Treasury Rate +15 basis points

Pricing Date:	March 8, 2012

Settlement Date:	March 13, 2012 (T+3)

CUSIP:	209111FB4

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. RBS Securities Inc.

Co-Managers:	KeyBanc Capital Markets Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Goldman, Sachs & Co. toll free at 1-866-471-2526 or RBS Securities Inc. toll-free at 1-866-884-2071.